GrafTech International Ltd. 982 Keynote Circle Brooklyn Heights, Ohio USA 44131

January 29, 2018

BY EDGAR AND BY HAND

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                 GrafTech International Ltd.
Draft Registration Statement on Form S-1
Confidentially Submitted on December 22, 2017
CIK No. 0000931148

Dear Ms. Ravitz:

This letter is submitted on behalf of GrafTech International Ltd. (the “Company”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated January 19, 2018 with respect to the draft registration statement on Form S-1 (CIK No. 0000931148) (“Draft No. 1”) confidentially submitted to the Commission on December 22, 2017.

This letter is being submitted together with the second draft registration statement (“Draft No. 2”), which includes changes to reflect responses to the Staff’s comments. For the convenience of the Staff, we are also sending, by hand, five copies of each of this letter and Draft No. 2 in paper format, marked to show changes from Draft No. 1 as originally confidentially submitted.

We have reproduced verbatim below in bold the Staff’s comments and have provided the Company’s response below each comment. Unless otherwise indicated, page references in the responses refer to Draft No. 2. Capitalized terms used but not otherwise defined herein have the meanings set forth in in Draft No. 2.

General

1.                                      We note your use of various metrics and the other measures throughout to illustrate how you assess your business and results. Please add disclosure to clarify the inputs and assumptions underlying the various metrics. Without limitation, additional comments below identify certain specific areas of concern.

In response to the Staff’s comment, the Company has revised the disclosure throughout Draft No. 2 to clarify the inputs and assumptions underlying the various metrics and other measures used by the Company to assess its business and results, including weighted average realized price, sales volume and production volume. The Company has also revised the disclosure to standardize references to these metrics and other measures throughout Draft No. 2.

Industry and Market Data, page ii

2.                                      Please tell us whether you commissioned any of the industry and market data presented in your document.

None of the industry or market data presented was commissioned by the Company.

GrafTech historical annual realized pricing and signed three- and five-year contract pricing for graphite electrodes, page 2

3.                                      Describe in more detail the inputs to each measure presented. For example, do the average MT prices reflect incentives, rebates or returns, or similar items?

In response to the Staff’s comment, the Company has revised the disclosure on page 3 to include more detailed information about the inputs to each measure presented. Additional information regarding these measures is now disclosed in a new section entitled “Key Operating Metrics” on pages 22, 55 and 65 and a revised section entitled “Contracts and Customers” on pages 102 to 106. As disclosed on page 65, weighted average realized prices for the periods presented are calculated as the total revenues from sales of graphite electrodes for the period divided by the graphite electrode sales volume for that period and thus reflect, in accordance with the Company’s accounting policy for revenue recognition, volume discounts and rebates as a reduction of revenue. Returns are highly infrequent as graphite electrodes are consumed upon their use in the steel production process.

4.                                      If material, please discuss any relationship between the average prices and cost of raw materials year over year. Also explain how your 2010 acquisition of Seadrift has impacted the data presented. Do your contracts allow you to pass along any changes related to your costs of raw materials?

In response to the Staff’s comment, the Company has revised the disclosure on pages 102 to 106 to include the information requested by the Staff, as well as to make clear that the fixed prices under the Company’s take-or-pay contracts prevent it from passing along to customers pricing changes related to the Company’s cost of raw materials.

5.                                      Explain whether the estimated weighted average contract price reflects the contracted minimum amount the buyer must purchase, or the gross amount of the contract, whether or not amounts are mandatory, or some other amount. Explain what might make the expected average realized prices differ from the weighted average contract price.

In response to the Staff’s comment, the Company has revised the disclosure on page 3, as well as the revised section entitled “Contracts and Customers,” to include the information requested by the Staff, including the inputs used to calculate the estimated weighted average contract prices and the reasons why weighted average contract prices will differ from the weighted average realized prices that the Company will actually realize.

6.                                      Describe the difference between “average realized prices,” “average pricing” here, and “weighted average selling price” presented on page 45.

In Draft No. 1, “average realized prices,” “average pricing” and “weighted average selling price” were all intended to refer to “weighted average realized price.” In response to the Staff’s comment, the Company has revised the disclosure throughout Draft No. 2 to standardize references to these metrics.

Key developments, page 3

7.                                      In view of your disclosure on pages 3 and 7 regarding key developments and competitive strengths, please discuss any potential challenges presented since you became an indirect wholly owned subsidiary of Brookfield Asset Management through a tender offer to shareholders, such as changes to management.

The Company respectfully submits that it believes that it has not faced any material challenges as a result of, or identified any potential material challenges that may result from, its acquisition by Brookfield in 2015.

The recent restructuring of the graphic electrode industry, page 5

8.                                      Please expand your disclosure on page 6 to state your net losses for the year ended December 31, 2016 and the nine months ended September 30, 2017.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 8 to include the information requested by the Staff.

Our experienced executive leadership and general managers, page 9

9.                                      Please expand the appropriate section to explain what you mean by the “LEAN and Six Sigma initiatives” mentioned in the last paragraph on page 9.

In response to the Staff’s comment, the Company has revised the disclosure on page 12 to include the information requested by the Staff.

Implications of Being an Emerging Growth Company, page 11

10.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

To the extent that written communications, as defined in Rule 405 under the Securities Act, are presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide copies to the Staff.

11.                               We note you qualify as an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 and that you may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies, which are not emerging growth companies. Please clearly disclose your election under Section 107(b) of the Jobs Act regarding whether you elect to opt-out of the extended transition period for complying with new or revised accounting standards and include a statement that the election is irrevocable.

In response to the Staff’s comment, the Company has revised the disclosure on page 15 to include the information requested by the Staff.

Capitalization, page 36

12.                               Please explain to us how you calculated “total capitalization” in the table on page 36 since it is not the sum of total debt and stockholders’ equity.

In response to the Staff’s comment, the Company has revised the table on page 49 to reflect the correct total capitalization figure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Metrics, page 45

13.                               You present 7 different operating metrics in the chart on page 45, but do not discuss changes in each of these measures within your comparative disclosure. Please revise to include such a discussion or advise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 66 to 70 to include the information requested by the Staff.

14.                               Discuss whether your shipment metric nets returns, replacements or other issues that might affect whether the shipment represents a sale of the product.

In response to the Staff’s comment, the Company has revised references to the “shipments” metric to refer instead to “sales volume” throughout Draft No. 2, and has included disclosure on page 65 to clarify that sales volume reflects the total volume of graphite electrodes sold for which revenue has been recognized during the period. Returns and replacements are highly infrequent as graphite electrodes are consumed upon their use in the steel production process.

15.                               Discuss any material assumptions underlying the metrics.

The Company has included disclosure on the material assumptions underlying the Company’s Key Operating Metrics in the new section entitled “Key Operating Metrics” on page 65.

Results of Operations and Segment Review, Provision for income taxes, page 47 and 50

16.                               Revise to describe and quantify the reasons for changes in the effective income tax rate each period. We note that you currently only discuss how the effective tax rate differed from the U.S. statutory rate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 67 and 70 to include the information requested by the Staff.

Management, page 90

17.                               Revise the disclosure on page 90 to disclose when Mr. Bloom joined your company.

In response to the Staff’s comment, the Company has revised the disclosure on page 125 to include the information requested by the Staff.

18.                               Clarify the dates during which your officers and directors served in the cited roles. For example, it is unclear when Mr. Gordon served as Managing Director at BAM.

In response to the Staff’s comment, the Company has revised the disclosure on pages 124 to 125 to include the information requested by the Staff.

Underwriting, page 109

19.                               We note your disclosure in the third paragraph of this section about changing the offering price and other selling terms. If true, revise to clarify that you are referring to changes after completion of this offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 151 to clarify that it is referring to changes after the closing of the initial public offering.

Consolidated Financial Statements

Note (3) Segment Reporting, page F-9

Note (5) Segment Reporting, page F-45

20.                               We note that you provide segment operating (loss) income; however, you only report one operating segment. The objective of requiring disclosures about segments of a public entity is to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates. The footnote does not disclose different types of business activities in which the Company engages, but rather includes a measure for the same set of operations that is presented in the consolidated financial statements. Please explain to us how the presentation of a segment measure for an entity with one single operating segment complies with the objective of ASC 280-10-10.

Prior to the second quarter of 2016, the Company’s financial statements included two reportable operating segments, Industrial Materials (“IM”) and Engineering Solutions (“ES”). Beginning with the Company’s condensed consolidated financial statements for the period ended June 30, 2016, which were included in the Company’s corresponding Form 10-Q (the “Second Quarter 2016 10-Q”), the ES segment was classified as held for sale and qualified for reporting as discontinued operations. As a result, starting with that period, the Company’s continuing operations comprised the single IM segment. The Company described these changes in the Segment Reporting note in the Second Quarter 2016 10-Q.

ASC 280-10-05-03 states that the “method for determining what information to report is referred to as the management approach. The management approach is based on the way that management organizes the segments within the public entity for making operating decisions and assessing performance.” ASC 280-10-05-04 states that the “management approach facilitates consistent descriptions of a public entity in its annual report and various other published information.” Since the second quarter of 2016, the Company has included in its filings on Form 10-Q and Form 10-K information in the Segment Reporting note in a format consistent with the prior year’s format in accordance with these principles. This format includes a table reflecting the reconciliation of the IM segment performance measure to the profit (loss) from continuing operations before income tax, with the prior year period information being a carry forward from the prior year’s presentation. Accordingly, the Company respectfully submits to the Staff that this presentation of segment information complies with the objective of ASC 280-10-10.

However, given that the Company now only has one operating segment, which has been the case for all of 2017, and in light of the Staff’s comment, the Company will no longer include the segment reconciliation table in the notes to its financial statements, starting with its 2017 audited consolidated financial statements (the “2017 Financial Statements”). The 2017 Financial Statements will be included in a subsequent amendment to the registration statement, prior to effectiveness (and therefore prior to any use of the prospectus with investors), replacing the existing financial statements contained in the registration statement, as well as in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017. Accordingly, for now, the Company has maintained the current disclosure format on pages F-9 to F-10 and F-44 to F-45, consistent with the financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 and Quarterly Reports on Form 10-Q for the 2017 quarters, rather than revise financial statements contained in the registration statement that will shortly be replaced in their entirety.

21.                               As a related matter, it appears that your presentation of segment operating (loss) income is a non-GAAP measure. In this regard, please tell us how you considered the prohibition against presenting a non-GAAP financial measure in the footnotes to the financial statements. Refer to Item 10(e)(ii)(C) of Regulation S-K.

As discussed above in the response to comment #20, the Company will no longer include the segment reconciliation table in the notes to its financial statements, starting with the 2017 Financial Statements, and will therefore no longer present segment operating income (loss). The Company believes this will address the Staff’s comment.

22.                               We reference the disclosure on page F-5 that your only reportable segment, Industrial Materials, is comprised of two major product categories, graphite electrodes and needle coke products. Please explain to us why you have not provided the entity wide disclosures required by ASC 280-10-50-40.

ASC 280-10-50-40 states that a “public entity shall report the revenues from external customers for each product or service or each group of similar products or services unless it is impracticable to do so.” For the periods presented in the Company’s financial statements, all significant revenues from external customers were derived from sales of graphite electrodes and graphite electrode by-products, which represented approximately 94% or more of the Company’s revenues from external customers for each period. Substantially all of our petroleum needle coke production is used internally and is not sold to external customers. Sales of petroleum needle coke and needle coke by-product represented approximately 6% of revenues from external customers in the period January 1 through August 14, 2015, approximately 4% in the period August 15 through December 31, 2015 and approximately 5% for the year ended December 31, 2016. The Company expects sales of products other than graphite electrodes and graphite electrode by-products to represent less than 5% of revenues from external customers for the year ended December 31, 2017.

Based on these amounts, the Company believes that its sales of petroleum needle coke and needle coke by-products represent an insignificant percentage of its revenues from external customers. Accordingly, the Company respectfully submits to the Staff that it is not required to provide the entity wide disclosures under ASC 280-10-50-40.

However, in light of the Staff’s comment, the Company has revised the disclosure on pages 102 to 103 to make more clear that substantially all of the Company’s petroleum needle coke production is used internally and is not sold to external customers. In addition, the Company intends to include additional disclosure in the Segment Reporting note in the 2017 Financial Statements to clarify that in excess of 90% of the Company’s revenues from external customers are derived from the sale of graphite electrodes and graphite electrode by-products. The 2017 Financial Statements will be included in a subsequent amendment to the registration statement, prior to effectiveness (and therefore prior to any use of the prospectus with investors), replacing the existing financial statements contained in the registration statement, as well as in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017.

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We hope that the changes reflected in Draft No. 2 and the supplemental information contained herein address the Staff’s comments. If the Staff has any questions or requires any additional information, please contact Sandra L. Flow or Adam Fleisher at Cleary Gottlieb Steen & Hamilton LLP at (212)-225-2000.

Very truly yours,

/s/ Quinn J. Coburn
Quinn J. Coburn
Vice President and Chief Financial Officer

cc:	Tom Jones
Kristen Lochhead
Brian Cascio
Securities and Exchange Commission

Sandra L. Flow
Adam Fleisher
Cleary Gottlieb Steen & Hamilton LLP